Exhibit 99.1

CannTrust Statement Regarding Health Canada Audit

VAUGHAN, ON, July 8, 2019 – CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX: TRST, NYSE: CTST) has received a compliance report from Health Canada notifying the Company that its greenhouse facility in Pelham, Ontario is non-compliant with certain regulations. CannTrust has accepted Health Canada’s non-compliance finding and has taken actions to ensure current and future compliance.

The non-compliant rating is based on observations by the regulator regarding the growing of cannabis in five unlicensed rooms and inaccurate information provided to the regulator by CannTrust employees. Growing in unlicensed rooms took place from October 2018 to March 2019 during which time CannTrust had pending applications for these rooms with Health Canada. These rooms were constructed in accordance with regulations and Good Production Practices, and licenses were issued for each of the five rooms in April 2019. There are 12 rooms in total at the facility.

Health Canada has placed a hold on inventory which includes approximately 5,200kg of dried cannabis that was harvested in the previously unlicensed rooms in Pelham, until it deems that the Company is compliant with regulations. In addition, CannTrust has instituted a voluntary hold of approximately 7,500kg of dried cannabis equivalent at its Vaughan manufacturing facility that was produced in the previously unlicensed rooms.

CannTrust’s operations at its Pelham and Vaughan facilities remain fully licensed and the Company continues to grow, cultivate, harvest and sell cannabis. Health Canada is conducting quality checks of product samples on hold at Pelham, with results expected in 10 to 12 business days. Due to the product on hold, some CannTrust customers and patients will experience temporary product shortages. The Company is exploring options to mitigate these shortages.

All product sold from the impacted rooms has passed quality control testing at Health Canada certified labs as well as CannTrust’s own quality control processes and safety reviews.

“Our team has focused on building a culture of transparency, trust and excellence in every aspect of our business, including our interactions with the regulator. We have made many changes to make this right with Health Canada. We made errors in judgement, but the lessons we have learned here will serve us well moving forward,” said Peter Aceto, Chief Executive Officer.

Corrective Actions and Additions to the CannTrust Executive Team

CannTrust has implemented a number of corrective actions including:

•	Further comprehensive employee training

•	Retained external advisors for an independent review of compliance processes

•	Comprehensive review and update of processes and procedures

•	Voluntarily advised Health Canada of issues that may impact compliance at its Vaughan facility regarding product storage

Improving the Quality and Compliance function at the Company has been a priority for senior leadership. The first executive addition under the new leadership team was Andrea Kirk, for the newly created role of Vice President, Quality. Ms. Kirk brings nearly 20 years of quality and compliance experience from the pharmaceutical industry to CannTrust and her mandate is to lead the Quality and Compliance Department. Since joining the Company in March 2019, she has hired and trained 17 quality and compliance professionals.

Financial Outlook

At this time, the impact of these matters on CannTrust's financial results are unknown until Health Canada completes its quality testing of product from Pelham which is currently on hold. Further updates will be provided as they become available.

About CannTrust

CannTrust is a federally regulated licensed producer of medical and recreational cannabis in Canada. Founded by pharmacists, CannTrust brings more than 40 years of pharmaceutical and healthcare experience to the medical cannabis industry and serves more than 72,000 medical patients with its dried, extract and capsule products. The Company operates its Niagara Perpetual Harvest Facility in Pelham, Ontario, and prepares and packages its product portfolio at its manufacturing centre of excellence in Vaughan, Ontario. The Company has also purchased 81 acres of land in British Columbia and expects to secure over 240 acres of land in total for low-cost outdoor cultivation which it will use for its extraction-based products.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbor laws, and such statements are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information and statements in this news release include statements relating to the expected timeframe and resolution for the completion of Health Canada's quality product testing and the Company's response to Health Canada's compliance report. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation: results of Health Canada's quality product testing; regulatory approval; risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 28, 2019 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit CannTrust’s Form 40-F annual report under the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The TSX and NYSE do not accept responsibility for the adequacy or accuracy of this release.

SOURCE CannTrust Holdings Inc.

For further information: or to arrange an interview, please contact:

Media Relations: Riya Dhaliwal, Tel: 1-888-677-1477, media@canntrust.ca

Investor Relations: Marc Charbin, 416-467-5229, investor@canntrust.ca